SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

BeiGene, Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

07725L102
(CUSIP Number)

Richard A. Hornung

Cayman Corporate Centre, 3rd Floor

18 Fort Street

George Town, Grand Cayman

345-749-8642

With a copy to:

Eleazer N. Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07725L102	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 39,726,779 Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 39,726,779 Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 39,726,779 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.29% (See Item 5)
14	TYPE OF REPORTING PERSON IA

* Consists of (i) 644,000 ADSs, representing 8,372,000 Ordinary Shares, held by Gaoling Fund, L.P., (ii) 56,000 ADSs, representing 728,000 Ordinary Shares, held by YHG Investment, L.P., and (ii) 30,626,779 Ordinary Shares held by BGN Holdings Limited.

CUSIP No. 07725L102	SCHEDULE 13D	Page 3 of 5 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the Ordinary Shares, par value $0.0001 per share (the "Ordinary Shares") of BeiGene, Ltd., an exempted Cayman Islands company (the "Issuer"), the principal executive offices of which are located at c/o Mourant Ozannes Corporate Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, Grand Cayman KY1-1108, Cayman Islands.

Item 2.	Identity and Background

This Schedule 13D is filed by Hillhouse Capital Management, Ltd., an exempted Cayman Islands company ("Hillhouse Capital" or the "Reporting Person"). Hillhouse Capital acts as the sole general partner of YHG Investment, L.P. ("YHG") and the sole management company of Gaoling Fund, L.P. ("Gaoling") and Hillhouse Fund II, L.P. ("Fund II"). Fund II owns BGN Holdings Limited ("BGN" and together with Gaoling and YHG, the "Hillhouse Entities"). Hillhouse Capital is hereby deemed to be the sole beneficial owner of, and to control the voting power of, the Ordinary Shares and ADSs representing Ordinary Shares held by the Hillhouse Entities.

The principal business of Hillhouse Capital is investment management and its business address is Cayman Corporate Centre, 3rd Floor, 18 Fort Street, George Town, Grand Cayman. The directors of Hillhouse Capital are Jun Shen and Colm O'Connell. Mr. Shen and Mr. O'Connell are employees of Hillhouse Capital and Mr. Lei Zhang ("Mr. Zhang") is the President and Chief Investment Officer of Hillhouse Capital.

During the past five years neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its directors or executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

The filing of this statement should not be construed as an admission that the Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Ordinary Shares reported herein.

Item 3.	Source and Amounts of Funds or Other Consideration

The Hillhouse Entities used internally generated funds to purchase securities of the Issuer. The Hillhouse Entities used a total of $45,300,000 in the aggregate, excluding brokerage commissions, to acquire the Ordinary Shares and ADSs reported in this Schedule 13D.

CUSIP No. 07725L102	SCHEDULE 13D	Page 4 of 5 Pages

Item 4.	Purpose of Transaction

The Reporting Person acquired the Ordinary Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer. An employee of the Reporting Person, Yi Qingqing, serves as a director on the board of directors of the Issuer.

Except as disclosed in this Schedule 13D, the Reporting Person currently has no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, however, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect to those items and/or may determine to acquire additional securities of the Issuer or dispose of or hedge its investment in securities of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by the Reporting Person. The percentage used in this Schedule 13D is calculated based upon 427,442,865 Ordinary Shares that are outstanding as of February 11, 2016 according to information provided by the Issuer to the Reporting Person in writing.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	14,814,814 Series A Preferred Shares of the Issuer and 15,811,965 Series A-2 Preferred Shares of the Issuer previously held by BGN automatically converted into an aggregate of 30,626,779 Ordinary Shares upon the closing of the Issuer’s initial public offering on February 8, 2016. In addition, Gaoling and YHG purchased an aggregate of 700,000 ADSs in the Issuer's initial public offering at a price equal to $24.00 per ADS.

(d)	No person other than the Hillhouse Entities is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Ordinary Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

None.

CUSIP No. 07725L102	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: February 18, 2016

HillHOUSE CAPITAL MANAGEMENT, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung Title: General Counsel and Chief Compliance Officer